UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1.	Other News

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

Please note that on December 14, 2023 at 3.30 p.m., the Bank has received an Order from the Goods and Services Tax (GST) Department raising a GST demand of
₹ 59,55,377/- and levying a penalty of ₹ 6,00,537/- for availment of ineligible/ excess Input tax credit (ITC) in contravention of Section 16(3) and Section 17(4) of Central Goods and Services Tax Act, 2017 (CGST Act, 2017). The Bank was in the process of evaluating contents of the Order which resulted in a delay in the disclosure. The Bank will be filing an appeal against the said Order.

The details as required under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 read with SEBI Circular dated July 13, 2023 are enclosed herewith as Annexure.

Please take the above information on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Annexure

1.	Name of the authority	GST Department
2.	Nature and details of the action(s) taken, initiated or order(s) passed	Order in Original under Section 73 of CGST Act, 2017.
3.	Date of receipt of direction or order, including any ad-interim or interim orders, or any other communication from the authority	December 14, 2023
4.	Details of the violation(s)/contravention(s) committed or alleged to be committed	Availment of ineligible/ excess ITC in contravention of Section 16(3) and Section 17(4) of CGST Act, 2017
5.	Impact on financial, operation or other activities of the Bank, quantifiable in monetary terms to the extent possible	GST demand ₹ 59,55,377/-; penalty of ₹ 6,00,537/-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date	: December 16, 2023	By:	/s/ Vivek Ranjan
			Name:	Vivek Ranjan
			Title:	Assistant General Manager